Exhibit 99.1

Emerald Health Therapeutics Terminates Consulting and Loan Agreements

VANCOUVER, July 15, 2020 -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has terminated certain related party agreements pertaining to consulting services and a loan facility.

Emerald Health Sciences Inc. (“EHS”), a control person of Emerald, and Emerald entered into an independent contractor agreement on May 1, 2015, as amended from time to time (the “Consulting Agreement”), and a loan agreement on August 25, 2015, as amended from time to time (the “Loan Agreement”). EHS and Emerald have agreed to terminate the Consulting Agreement and Loan Agreement effective immediately.

In addition, Emerald’s 51%-owned joint venture, Emerald Health Naturals Inc., and Avricore Health Inc. (then named VANC Pharmaceuticals, Inc.) have terminated a supply and distribution agreement that was entered into on April 15, 2018, effective immediately.

“We are very pleased with our progress to systematically rationalize, restructure and/or terminate agreements, in order to only focus on initiatives that will provide commercial and financial value to Emerald Health Therapeutics in the future,” said Riaz Bandali, President and CEO of Emerald. “After the termination of these three agreements, Emerald Health Therapeutics has only one remaining related-party agreement with an Emerald Health Sciences entity. That agreement is focused on enhancing our science-driven product development capabilities by providing access, on an as-needed contractual basis, to scientific expertise on endocannabinoid system modulation. Since science-driven, differentiated, product development is a core capability that we intend to enhance in the future, we have retained access to this lone remaining services agreement.”

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products, with an emphasis on life science-based innovation and production excellence. Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Metro Vancouver, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square feet); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing affordably priced quality products (1.1 M square feet). Its Emerald Naturals subsidiary has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: future product research and development; and implementation of strategic initiatives.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management’s current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.